Exhibit 99.3

CERTIFICATE Of Qualified person

To accompany the report entitled: Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, effective November 30, 2025.

I, Benny Zhang, residing at Suite 1500 - 155 University Avenue, Toronto, Ontario, Canada, do hereby certify that:

1.	I am a Principal Mining Engineer with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1500 - 155 University Avenue, Toronto, Ontario, Canada;

2.	I am a graduate with a Bachelor of Engineering degree in Mining Engineering from Central South University, China in 1984, and a Master of Engineering degree in Applied Rock Mechanics for Mine Planning from McGill University, Canada in 2006. I have practiced my profession continuously since 1984 for 41 years. I have been directly involved in mine operations, mine design and planning, technical review and audit, due diligence, mining project valuation, equipment selection, ventilation, rock mechanics and ground support, and providing various technical services for more than 250 base metal and precious metal mines / projects, including epithermal vein-type gold-silver deposit projects and porphyry copper deposit projects, etc. Since 2000 I have been focusing my career on mining project related consulting services worldwide;

3.	I am a Professional Engineer registered with the Professional Engineers Ontario (PEO#100115459) and the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL#10851);

4.	I have personally inspected the subject project on July 8-10, 2025;

5.	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7.	I am the co-author of this report and responsible for the sections 15, 16, 19, 21.3.2 – 21.3.8, 21.3.10, 22, and shared responsibility for Sections 1, 2, 24, 25, 26, and 27 of the report and accept professional responsibility for those sections of this technical report;

8.	I have had no prior involvement with the subject property;

9.	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10.	SRK Consulting (Canada) Inc. was retained by Silvercorp Metals Inc. to prepare a technical audit of the Condor Gold Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;

11.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Gold Project or securities of Silvercorp Metals Inc.; and

12.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Toronto, Ontario	/s/ Benny Zhang
Benny Zhang, PEng
February 2, 2026	Principal Consultant (Mining Engineering and Rock Mechanics)